[redacted]

SE 10026111 MISSION

Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53394

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DebtX Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Federal Street 10th Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy Quimby 617-531-3435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feeley & Driscoll, P.C.
(Name – *if individual, state last, first, middle name*)

200 Portland Street (Address) Boston (City) MA (State) 02114 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy Quimby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DebtX Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH E. MORINI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 5, 2012

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEBTX SECURITIES, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition December 31, 2009	2
Statement of Operations For the year ended December 31, 2009	3
Statement of Changes in Stockholders' Equity For the year ended December 31, 2009	4
Statement of Cash Flows For the year ended December 31, 2009	5
Notes to Financial Statements December 31, 2009	6
Supplementary Information -	
Schedule I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2009	8
Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2009	9
Report on Internal Control Required by the Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From Securities and Exchange Commission Rule 15c3-3	10

F&D

Feeley & Driscoll, P.C.
Certified Public Accountants / Business Consultants

The Board of Directors
DebtX Securities, Inc.
Boston, Massachusetts

Independent Auditors' Report

We have audited the accompanying statement of financial condition of DebtX Securities, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DebtX Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 7, 2010

Feeley & Driscoll, P.C.

200 Portland Street • Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street • Nashua, New Hampshire 03061-3158 • (603) 889-0444
www.fdcpa.com • Fax: (617) 742-0210

DEBTX SECURITIES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Assets:		
Cash and cash equivalents	$	66,344
Prepaid expenses		2,577
Total assets	$	68,921

Liabilities and Stockholders' Equity

Liabilities:		
Intercompany payable	$	1,438
Accrued expenses		12,000
Total liabilities		13,438
Stockholders' equity:		
Common stock, $0.01 par value; 3,000 shares 1 share issued and outstanding		-
Additional paid-in capital		53,123
Retained earnings		2,360
Total stockholders' equity		55,483
Total liabilities and stockholders' equity	$	68,921

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Operations

For the year ended December 31, 2009

Revenues -		
Interest income	$	828
Expenses:		
Professional fees		25,393
Occupancy costs		3,000
Total expenses		28,393
Net loss before provision for income taxes		(27,565)
Income tax benefit		12,413
Net loss	$	(15,152)

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the year ended December 31, 2009

	Common Stock		Additional	Retained	Total
	Shares Issued	Amount	Paid-in Capital	Earnings	Stockholders' Equity
Balance at December 31, 2008	1	$ -	$ 53,123	$ 17,512	$ 70,635
Net loss	-	-	-	(15,152)	(15,152)
Balance at December 31, 2009	1	$ -	$ 53,123	$ 2,360	$ 55,483

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Statement of Cash Flows

For the year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(15,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase (decrease) in cash resulting from a change in:		
Intercompany receivable		204
Prepaid expenses		(240)
Intercompany payable		1,438
Accrued expenses		1,000
Net cash used in operating activities		(12,750)
Net decrease in cash and cash equivalents		(12,750)
Cash and cash equivalents at beginning of year		79,094
Cash and cash equivalents at end of year	$	66,344

See accompanying notes to financial statements.

DEBTX SECURITIES, INC.

Notes to Financial Statements

December 31, 2009

Note 1 - Organization

DebtX Securities, Inc. is a wholly owned subsidiary of The Debt Exchange, Inc. (the Parent). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company helps financial institutions increase profitability and reduce risk by offering comprehensive loan sale advisory services that create liquidity in an institution's loan portfolio. The Company serves commercial banks, insurance companies, investment banks, government agencies and other institutions seeking a competitive edge through active portfolio management throughout the United States.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - All short-term investments with an original maturity of three (3) months or less are considered to be cash equivalents.

Revenue Recognition - Securities transactions and related income and expenses are recorded on a trade date basis.

Income Taxes - The Company's federal tax return is included in the consolidated tax return of its Parent. The Company's tax provision is calculated on a separate return basis, and taxes payable or benefits taken are transferred to the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Subsequent Events - The Company has evaluated subsequent events through January 7, 2010, which is the date the financial statements are available to be issued.

Note 3 - Net Capital

The Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. The Company's net capital, as computed under Rule 15c3-1 was $52,906, which exceeded required net capital of $5,000 by $47,906. The Company's ratio of aggregate indebtedness to net capital was 0.25:1 at December 31, 2009.

Note 4 - Related Party Transactions

Administrative Services Agreement - Under the terms of an Administrative Services Agreement, the Parent provided administrative and other services to the Company. The terms of the Agreement stated that the Parent was reimbursed for all expenses directly attributable to the Company, such as occupancy, administrative and recordkeeping expenses. For the year ended December 31, 2009, reimbursements for such expenses totaled approximately $12,000.

Intercompany Payable - The Company owed $8,188 due to the Parent for miscellaneous expenses and had $6,750 due from Parent related to current tax benefits for a net balance of $1,438 as of December 31, 2009.

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The current portion of the income tax expense included in the statement of operations as determined in accordance with the professional standard for accounting for income taxes was as follows:

The components of income tax benefit were as follows for the year ended December 31, 2009:

Current:		
Federal	$	9,870
State		2,543
	$	12,413

SUPPLEMENTARY INFORMATION

DEBTX SECURITIES, INC.

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital				
Stockholder's equity			$	55,483
Less non-allowable assets and deductions:				
Prepaid expenses and other assets		2,577		2,577
Less haircuts				-
Net capital			$	52,906
Aggregate indebtedness, total liabilities			$	13,438
Minimum net capital required (6.67% of aggregate indebtedness)			$	896
Minimum net capital dollar requirement			$	5,000
Minimum net capital required			$	5,000
Excess net capital ($52,906 - $5,000)			$	47,906
Percentage of aggregate indebtedness to net capital	$ $	13,438 52,906		25.40%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

DEBTX SECURITIES, INC.

Schedule II
Computation for Determination of
Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3; therefore, it is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of the Customers". The Company qualifies for this exemption under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, customers.

F&D

Feeley & Driscoll, P.C.
Certified Public Accountants / Business Consultants

Report on Internal Control Required by the Securities and Exchange Commission Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From Securities and Exchange Commission Rule 15c3-3

To the Board of Directors of
DebtX Securities, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of DebtX Securities, Inc. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 Portland Street • Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street • Nashua, New Hampshire 03061-3158 • (603) 889-0444
www.fdcpa.com • Fax: (617) 742-0210

To the Board of Directors of
DebtX Securities, Inc.
Boston, Massachusetts

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Feeley & Driscoll, P.C.

Feeley & Driscoll, P.C.
Boston, Massachusetts
January 7, 2010

F&D

DEBTX SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009